November 30, 2018

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Ada D. Sarmento, Esq.

Re:	INmune Bio Inc.
Registration Statement on Form S-1 File No. 333-227122

Dear Ms. Sarmento:

Please find below responses to an outstanding comment Number 34 raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated December 30, 2017 relating to the draft registration statement submitted by INmune Bio Inc. referenced above.

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, page 64

34. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price range. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response:

As there has been no public market for the common shares of the Company to date, the estimated fair value of the Company’s common shares has been determined by our Board as of the date of each option grant, with input from third-party valuation. The third-party valuations were performed in accordance with the various elements of appraisal theory and standards prescribed by the American Society of Appraisers (“ASA”) and was developed under the ASA’s guidelines and Principles of Appraisal Practice and Code of Ethics. The valuation report, also followed the Uniform Standards of Professional Appraisal Practice as developed by The Appraisal Foundation and the American Institute of Certified Public Accountants’ Statement on Standards for Valuation Services. In addition, we incorporated those elements of valuation of closely held businesses as listed in the Internal Revenue Service Ruling 59-60 and used the definition of Fair Value as defined in FASB ASC Topic 820: “The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”.

The third party valuation determine the valuation of the 2018 stock option issuances at $7.74/share which was used to record stock compensation expense and the same valuation was used to assist in the determination of the proposed offering price of $8.00. All stock option issuances as reported in the S-1 used the $7.80/share valuation, slightly above the valuation report.

The proposed offering price of $8.00 was also determined based on discussions between the Company and the Underwriters and considered many factors including; an analysis of the typical valuation ranges seen in recent initial public offerings for clinical-stage biopharmaceutical companies; the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; the recent performance of U.S. initial public offerings of generally comparable companies; and an assumption that there would be sufficient demand for the Company’s common shares to support an offering of the size contemplated by the Company.

In conclusion, the Company respectfully submits that the difference between the recent valuations of its common shares used in connection with the option grants for financial reporting purposes and the Preliminary Assumed IPO Price is reasonable in light of all of the considerations outlined above and the fact that there is a difference of only $0.20.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel David B. Manno, Esq., of Sichenzia Ross Ference LLP at (212) 981-6772.

Very truly yours,

/s/ David Moss
David Moss